Exhibit (a)(2)
June 14, 2006
To the Shareholders of Laserscope:
      I am pleased to inform you that Laserscope, American Medical Systems Holdings, Inc. (“AMS”) and Kermit Merger Corp. (“Purchaser”) have entered into an Agreement and Plan of Merger, dated as of June 3, 2006 (the “Merger Agreement”), pursuant to which Purchaser has commenced a cash tender offer to purchase all of the outstanding shares of common stock of Laserscope at a price of $31.00 per share (the “Offer”). Under the Merger Agreement, the Offer will be followed by the merger of Purchaser with and into Laserscope with any remaining shares of Laserscope (other than shares owned by AMS, Purchaser or Laserscope and shares held by shareholders that have properly exercised their dissenters’ appraisal rights under California law) being converted into the right to receive $31.00 per share in cash (the “Merger”). The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer such number of shares which represent at least 90% of those shares which are currently outstanding or which may be issued upon the exercise of certain options.
      The Board of Directors of Laserscope has unanimously: (a) determined the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, to be advisable and in the best interests of Laserscope and its shareholders; (b) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the shareholder agreements entered into in connection with the Merger Agreement; (c) determined that it was in the best interests of Laserscope and its shareholders to enter into the Merger Agreement and consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement; and (d) recommended that Laserscope shareholders accept the Offer and, to the extent shareholder action is required by applicable law, approve and adopt the Merger Agreement and the transactions contemplated thereby.
      In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 relating to the Offer, including the opinion received from Goldman, Sachs & Co., that, subject to the factors and assumptions set forth therein, the price of $31.00 per share in cash to be received by the holders of Laserscope’s shares in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders.
      In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase, dated June 14, 2006, of Purchaser and a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

Sincerely,

Eric M. Reuter
President and Chief Executive Officer